Exhibit 99.1

SINOVAC Board of Directors Provides Update on Special Dividend Payment and Commitment to Delivering Value to All Shareholders

Accelerates payment of previously announced special cash dividend of US$55.00 per common share

Decides to declare second special cash dividend of US$19.00 per common share

Intends to declare third special cash dividend between US$20.00 – US$50.00 per common share

Adopts new dividend policy to regularly return cash to shareholders

BEIJING, June 17, 2025 – The Board of Directors of SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced several important decisions to deliver sustainable value to shareholders and strengthen the Company’s governance framework.

Currently, a dissenting investor group led by Advantech/Prime Success and Vivo Capital (together known as the “Dissenting Investor Group”) and certain former illegitimate board (the “Imposter Board”) members are attempting to distract SINOVAC shareholders with lawsuits, false claims and empty promises as part of a hostile attempt to remove the SINOVAC Board – which was recently installed by the Privy Council order and in accordance with Antiguan law – with the goal to move SINOVAC backward and continue to entrench themselves. In contrast, the SINOVAC Board is taking clear actions to restore fairness and deliver value to ALL SINOVAC shareholders.

Key Updates and Commitments

1.	Acceleration of Special Dividend Payment:

The SINOVAC Board has authorized Audit Committee Chair Sven H. Borho to accelerate the payment of the previously announced special dividend of US$55.00 per common share, which it now expects to be paid on or about July 7, 2025, in advance of the Special Shareholder Meeting (“SSM”), subject to compliance with and approval by NASDAQ and the outcome of the Advantech/Prime Success lawsuit recently filed in New York.

Contrary to claims by the Dissenting Investor Group, the date of the SSM on July 8 was driven by when SAIF filed the requisition for the meeting, and per Antiguan law, the SSM has to be held by July 8 unless SAIF agrees to resend their request. The SINOVAC Board has asked SAIF to reissue the request so that the SSM can be delayed until after July 9, but received no reply. Nevertheless, since establishing the date for the SSM, the Board has been working to accelerate the payment of the special dividend, demonstrating our commitment to restoring fairness. Yet the SINOVAC Board has encountered frequent interference by the Dissenting Investor Group, including the new lawsuit filed by Advantech/Prime Success on June 12.

The SINOVAC Board’s acceleration of this payment is to ensure that, regardless of the outcome of the SSM, all valid shareholders will receive the special dividend payment as an initial corrective step in ensuring fair and equitable distributions of dividends to all SINOVAC shareholders.

2.

Decision to Declare an Additional Dividend:

In its April 1 announcement, the SINOVAC Board stated its intention to make additional distributions to shareholders as part of its effort to catch up common shareholders with distributions that were paid out to subsidiary shareholders (primarily the Dissenting Investor Group). The SINOVAC Board has since learned that the Company’s operating subsidiary, Sinovac Life Sciences Co., Ltd. (“SLS”), continued issuing additional dividends to its minority shareholders in the second half of 2024 while the Company was still under the control of the Imposter Board, with SINOVAC’s valid shareholders receiving nothing. Thus, the current SINOVAC Board has decided to declare a second special cash dividend after the SSM of US$19.00 per common share. If the legal proceedings on PIPE shares conclude with cancellation of PIPE shares, the valid SINOVAC shareholders will receive an additional US$3.73 per common share.

3.

Adoption of a New Dividend Policy:

The SINOVAC Board has adopted a policy regarding the regular payment of dividends out of surplus cash above the amount needed to properly capitalize the Company and fund its operations. Based on a preliminary analysis, the SINOVAC Board believes this amount is between US$20.00 – US$50.00 per common share that could be distributed to SINOVAC shareholders in the future.

This policy is another step the SINOVAC Board is taking to make common shareholders whole and restore fairness and equity for all valid shareholders who were previously excluded from distributions. The Imposter Board allowed SLS to distribute over US$2 billion in dividends to minority shareholders but determined not to distribute a fair share to the valid common shareholders of SINOVAC. Under the current SINOVAC Board, this practice will stop – if there are distributions made at the subsidiary level, we will ensure they will be fairly distributed to all SINOVAC shareholders.

4.	Commitment to an Annual Meeting in Q2 of 2026:

The current SINOVAC Board directors are focused on completing the SSM and fighting for fairness for ALL shareholders, in furtherance of the Company’s best interests. Following the SSM, the SINOVAC Board will immediately turn towards improving SINOVAC’s corporate governance. To that end, the SINOVAC Board is committed to holding an annual meeting of shareholders in the second quarter of 2026. Ahead of this meeting, the SINOVAC Board will introduce additional director nominees for election, ensuring the full slate has the combined skills, qualifications, and experience to best serve and oversee the Company’s strategy and operations, with the integrity and fiduciary commitment to fairly represent and make decisions in the best interests of the Company, while duly considering the interests of all SINOVAC shareholders. The slate is expected to include one or more representatives from SINOVAC’s management team, ensuring that the SINOVAC Board and management remain aligned on the Company’s long-term strategic goals.

5.	Exploration of Other Listing Venues:

The SINOVAC Board also authorized the formal exploration of a future listing of SINOVAC shares on The Stock Exchange of Hong Kong and potentially other exchanges in order to stimulate liquidity, mitigate geopolitical risk, and maximize long term shareholder value.

Your Vote Will be Important

As previously announced, the Company intends to imminently file its definitive proxy materials with the Securities and Exchange Commission (SEC) for the Special Meeting of Shareholders to be held on Wednesday, July 9, 2025 at 8:00 a.m. China Standard Time (Tuesday, July 8, 2025 at 8:00 p.m. Atlantic Standard Time). Valid shareholders of record as of the close of business on May 19, 2025 are entitled to vote at the meeting.

Your vote on or before July 9 will be about the future of SINOVAC, your receipt of your make-whole dividend payments in the near-term, and the long-term value of your investment.

Your vote will be critical to ensuring that SINOVAC remains on the path to stability, growth, and value creation for all shareholders.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

Important Additional Information and Where to Find It

In connection with SINOVAC’s Special Meeting, SINOVAC will file with the U.S. Securities and Exchange Commission (“SEC”) and mail to shareholders of record entitled to vote at the Special Meeting a proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. When filed with the SEC, the proxy statement and WHITE proxy card will also be mailed to shareholders of record. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from SINOVAC at its website: https://www.sinovac.com/en-us/Investors/sec_filings. You may also obtain copies of SINOVAC’s proxy statement and other documents, free of charge, by contacting SINOVAC’s Investor Relations Department at ir@sinovac.com. Other information regarding potential participants in any such proxy solicitation will be filed by SINOVAC.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions, including the Company’s statements related to the Compliance Plan, and timing and actions taken to regain compliance with Nasdaq listing rules. Such statements are based upon the Company’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, including without limitation risks, uncertainties and factors related to the timing of engaging independent auditors and completion of the audits of required fiscal periods, completion and filing of the 2024 Annual Report, the Compliance Plan, and actions taken to regain compliance with the Nasdaq listing rules, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Investor and Media

FGS Global

Sinovac@fgsglobal.com